FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on October 30, 2006, regarding its financial statements for the nine months ended September 30, 2006.

2006 Third Quarter Results

FINANCIAL HIGHLIGHTS
Santiago, Chile, October 30, 2006 Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non credit products and services across all segments of the Chilean financial market, today announced its results for the third quarter ended September 30, 2006.
  Banco de Chile (hereinafter the “Bank”) reported a ROAE of 26.9% and a net income of Ch$ 52,447 million for the third quarter ended September 2006, representing a 4.6% increase in comparison to the third quarter of 2005 net income.

  With strong operating revenue growth, the Bank has registered improvements in its efficiency ratio to 50.9% in this third quarter, compared to 52.2% in the year earlier quarter and, 52.1% in the second quarter of 2006.

  The Bank recorded a solid twelve month loan growth (net of interbank loans) of 15.1% and a quarterly loan expansion of 2.0%, reflecting a market share of 18.1% as of September 2006, as compared to a 17.8% as of September 2005.

  Credit quality remained strong with an historically low past due loan ratio of 0.72% for 3Q06 and provisions for loan losses of 0.41% to average loans, for the same quarter.

Selected Financial Data (in constant Ch$ as of September 30, 2006, except for percentages)	3Q05	2Q06	3Q06	% Change 3Q06/3Q05

Income Statement (Millions of Chilean pesos)
Net financial income(1)	100,645	117,385	116,365	15.6%
Fees and income from services	36,042	32,907	31,779	(11.8)%
Gains (Losses) on financial instruments &
non-forwards derivatives , net	1,275	(3,929)	1,983	55.5%
Operating revenues	137,962	146,363	150,127	8.8%
Provisions for loan losses	(4,783)	(7,185)	(9,204)	92.4%
Operating expenses	(72,074)	(76,309)	(76,432)	6.0%
Net income	50,140	56,061	52,447	4.6%

Earnings per Share (Chilean pesos)
Earnings per share	0.74	0.81	0.77	4.1%
Book value per share	11.14	10.79	11.67	4.8%

Balance Sheet (Millions of Chilean pesos)
Total loans	7,929,728	8,906,551	9,151,257	15.4%
Total assets	10,699,286	11,661,819	11,889,520	11.1%
Shareholders' equity	758,259	744,507	794,824	4.8%

Ratios
Profitability
Return on average as sets (ROAA)	1.86%	1.93%	1.79%
Return on average shareholders ' equity (ROAE)	28.2%	31.2%	26.9%
Net financial margin(2)	4.3%	4.6%	4.5%
Efficiency ratio (operat. expenses/operat. revenues)	52.2%	52.1%	50.9%
Credit Quality
Past due loans / Total loans	0.99%	0.75%	0.72%
Allowances for loan losses / Total loans	1.80%	1.62%	1.54%
Allowances for loan losses / Past due loans	181.2%	215.4%	214.9%
Capital Adequacy
Total capital / Risk adjusted assets	12.0%	11.7%	11.5%

[1]	Net interest revenue, foreign exchange transactions and gains from forwards derivatives instruments, net.
[2]	Net financial income divided by average interest earning assets.

2006 Third Quarter Results

Third Quarter 2006 Highlights

The Bank

  Solid Operating Income. The Bank registered an 8.8% growth in operating revenues between the third quarter of 2006 and the year earlier quarter, as a result of a strong loan expansion and a higher contribution of demand deposits to the net financial income.

  The Bank strengthens its international presence through its representative office in China. Banco de Chile opened its representative office in Beijing last September.
  This office will promote a variety of financial services focused on supporting our customer base in a context of increased opportunities emerging from the recently signed Free Trade Agreement between Chile and China. As such, this office expects to be a key business platform for both Chinese and Chilean companies.

  Banco de Chile issued UF denominated bonds worth the equivalent of US$171 million. Last September, Banco de Chile placed a total amount of UF5 million (US$171 million) in 5-year bonds on the local market with an interest yield of 3.69%. These instruments were previously rated AA+ by the local risk agencies Feller Rate and Fitch Chile.

  Banco de Chile received important awards during 3Q06. The Bank was distinguished as the "Best Bank in Chile" for 2006 by Euromoney in its annual Awards of Excellence nomination.
  This award defines banking excellence in global categories across 110 individual countries. Banco de Chile was distinguished for its global performance, distribution network, market share, product innovation and service quality, amongst others.

  In addition, Banco de Chile was selected as the “Best Foreign Exchange Bank in Chile” by both Global Finance Magazine and Euromoney.

  Regarding our subsidiaries, Banchile Insurance Brokerage was once again recognized for its working environment, ranking second in the 2006 survey conducted by the Great Place to Work Institute.
  Neos Plan. During the third quarter of 2006, the Bank rolled out the first stage in the implementation of its new teller system named “Genesis”. This milestone is part of Neos, the Bank’s leading project plan and will allow to increasing its efficiency level through higher service quality standards.

  The Financial Advisory subsidiary materialized important businesses. During the third quarter of 2006, the firm represented the sell side in an important acquisition of a supermarket chain, while arranging together with other banks an important syndicated loan for over US$100 million granted to a retail company

  Commercial campaigns. During the currently reported quarter, the Bank launched different promotional campaigns oriented to the retail segment in order to expand its client base and strengthen clients’ loyalty. New and more flexible mortgage alternatives, auto loans, insurance and checking accounts were fostered through several marketing initiatives. In addition, new innovative mutual funds were recently launched by the Mutual Funds Subsidiary.

  Client base expansion. The Bank’s customer base continued to grow in line with the Bank’s sale force efforts and distribution network expansion. Accordingly, the number of debtors increased by 15% in twelve months, to 582.390 in September 2006. The Bank has also benefited from a large and stable low cost deposit base. The number of current accounts increased by 9.3% during the last twelve months reaching 458,125 accounts in 3Q06. As a result, the Bank’s market share on average demand deposits increased by 19 basis points during the same period.

  Distribution Network. The Bank has opened 167 new automatic teller machines and 8 new branches during 3Q06, in order to expand its business in high potential spots within the metropolitan area and throughout the country.

2006 Third Quarter Results

Financial System Highlights
  The Chilean Financial System reported solid results in the third quarter of 2006 with a net income of Ch$242,446 million, reflecting an increase of 14.4% as compared to the same figure in 3Q05. This increase was largely a result of the 14.8% annual expansion of the loan portfolio, net of interbank loans, however, improvements in the efficiency of the system also explained the positive results of the quarter. The Return on Average Equity (ROAE) for 3Q06 was of 18.1% as compared to 17.0% for 3Q05 and 18.0% in 2Q06.

  Total loans, net of interbank loans, as of September 30, 2006, totaled US$92,637million, with year-on-year and quarterly expansions of 14.8% and 1.8%, respectively. The twelve month growth was fostered by the retail sector mainly in consumer and mortgage loans which increased by 21.8% and 10.8% during the last twelve months. The wholesale sector has also proved a solid performance with significant growth in commercial loans.

2006 Third Quarter Results

Banco de Chile 2006 Third-Quarter Consolidated Results

NET INCOME

The Bank’s consolidated net income totaled Ch$52,447 million during 3Q06, which signified a 4.6% increase as compared to 3Q05. This better performance reflected the stronger net financial income driven by the loan portfolio growth and by higher benefits arising from demand deposits. To a lesser extent, higher non-operating income as well as a recovery in the results of its foreign branches also contributed to this expansion. These positive factors more than compensated lower fee incomes, higher provisions for loan losses and higher operating expenses.

In 3Q06, the Bank reached an annualized return on average assets (ROAA) and annualized return on average shareholders’ equity (ROAE) of 1.79% and 26.92%, respectively, slightly below the figures posted in 3Q05 but far above the financial system’s comparable figures for the quarter of 1.39% and 18.1% .

As a whole, the net income of subsidiaries decreased by 14.9% during 3Q06 as compared to 3Q05, primarily as a consequence of lower fee income accounted by Banchile Corredores de Bolsa (the securities brokerage subsidiary) and, to a lesser extent, to lower results of the Mutual Funds subsidiary. However, those effects were partially offset by higher net income posted by the rest of the subsidiaries, mainly by the Financial Advisory and the Insurance Brokerage companies. During 3Q06, the Financial Advisory subsidiary participated in two important business transactions, while the Insurance Brokerage firm continued to demonstrate strong commercial activities, thus increasing its contribution to the Bank’s net income.

Regarding the improved results of the Bank’s foreign branches, they were mainly attributable to an important drop in the New York branch’s operating expenses. These expenses were mostly related to advisories incurred upon as part of the additional risk control activities taken in order to adjust to compliance regulations.

Bank, Subsidiaries and Foreign Branches' Net Income

(in millions of Chilean pesos)	3Q05	2Q06	3Q06	% C ha nge 3Q06/3Q05

Bank	46,537	55,242	47,209	1.4%
Foreign Branches	(2,869)	(3,671)	(270)	(90.6)%
Securities Brokerage	2,650	1,025	1,313	(50.5)%
Mutual Funds	2,586	2,150	2,384	(7.8)%
Insurance Brokerage	179	520	442	146.9%
Financial Advisory	105	107	345	228.6%
Factoring	586	264	623	6.3%
Securitization	27	(21)	(22)	(181.5)%
Promarket (sales force)	23	25	27	17.4%
Socofin (collection)	261	373	339	29.9%
Trade Services	55	47	57	3.6%

Total Net Income	50,140	56,061	52,447	4.6%

Total net income decreased by 6.4% in 3Q06 as compared to the previous record figure of Ch$56,061 million registered in 2Q06. This decline was mainly a result of a lower result in other income and expenses and higher provisions for loan losses, which together offset the increase registered in operating revenues. It is worth noting that during 2Q06, other income and expenses line was positively impacted by a release of excess tax provisions from previous years, being a one time effect at the non-operating income level of approximately Ch$3,350 million.

However, the net income of the 3Q06 compared to the previous quarter was positively impacted by better results registered by the foreign branches, and by the net income growth registered by the Bank’s subsidiaries.

Overall, the net income of subsidiaries amounted to Ch$5,508 million in 3Q06, contributing 10.5% to consolidated net income up from 8.0% in the previous quarter. This increase was mostly explained by better results attained by the Securities Brokerage, the Mutual Funds and the Financial Advisory subsidiaries, as well as by higher recoveries posted by the Factoring subsidiary.

2006 Third Quarter Results

NET FINANCIAL INCOME

The net financial income increased to Ch$116,365 million in 3Q06 compared to Ch$100,645 million in 3Q05, mainly as a result of a 9.7% growth in average interest earning assets and, to a lesser extent, to an increase of 23 basis points in the net financial margin from 4.25% in 3Q05 to 4.48% in 3Q06.

Net Interest Revenue

(in millions of Chilean pesos)	3Q05	2Q06	3Q06	% Change 3Q06/3Q05

Interest revenue	191,244	227,966	234,268	22.5%
Interest expense	(90,125)	(113,035)	(123,112)	36.6%
Foreign Exchange transactions, net	15,901	(7,380)	783	(95.1)%
Gains (losses) from forwards derivatives
contracts	(16,375)	9,834	4,426	-

Net Financial Income(1)	100,645	117,385	116,365	15.6%

Avg. Int. earning assets	9,462,844	10,212,455	10,381,775	9.7%
Net Financial Margin (2)	4.3%	4.6%	4.5%	-

The increase in average interest earning assets between 3Q06 and 3Q05 was mainly caused by a 15% growth in the average loan portfolio principally driven by commercial, contingent and consumer loans, which more than offset the 10% decrease in average investments between the same periods.

The increase in the net financial margin during 3Q06 was mainly due to:

  A higher contribution from non-interest bearing liabilities, principally demand deposits, as a result of the increase of nominal interest rates (average short-term interest rate was 5.21% in 3Q06 and 3.66% in 3Q05).
  A lower negative repricing effect in 3Q06 compared to 3Q05 derived from a lower increase in short-term interest rates (as the Bank’s liabilities reprice faster than its assets). The Chilean Central Bank increased the monetary policy interest rate by only 25 basis points at the beginning of 3Q06, and maintained this rate stable for the rest of the quarter, while during 3Q05 this rate was increased by 75 basis points.

  A slight increase in the inflation rate, measured by the fluctuation of the UF of 1.38% during 3Q06, compared to 1.31% in 3Q05, which implied that during 3Q06, the Bank earned higher interest income on the portion of UF denominated interest earning assets financed by nominal interest bearing liabilities and by non-interest bearing liabilities.

These factors which positively affected the net financial income were partially offset by a less favorable funding structure (the ratio of interest bearing liabilities to interest earning assets increased to 73.6% in 3Q06 from 71.9% in 3Q05) and lower spreads derived from increased competition.

Net financial income for 3Q06 compared to 2Q06 decreased slightly by 0.9% mainly as a result of a drop in the net financial margin, partially offset by the 1.7% expansion in average interest earning assets. The decline in the net financial income was mainly explained by:

  The impact of the flattening in the slope of the yield curve during 3Q06, which reduced the quarterly net financial margin (the difference between the short-term and 5 year interest rates were 135 basis points in June 2006 and only 58 basis points in September 2006).

  Lower lending spreads.

  The implementation of the new accounting standards which implied the recognition of approximately Ch$230 million in results during 2Q06, which were accounted for in the Gains from forwards derivatives instruments line.
__________________________
1	Net interest revenue, foreign exchange transactions and gains from forwards derivative contracts, net.
2	Net financial income divided by average interest earning assets.

2006 Third Quarter Results

FEES AND INCOME FROM SERVICES, NET

Fees and Income from Services, net, by Company

(in millions of Chilean pesos)	3Q05	2Q06	3Q06	% Change
				3Q06 / 3Q05

Bank	19,416	17,741	16,308	(16.0)%
Mutual Funds	6,696	6,777	6,593	(1.5)%
Financial Advisory	300	242	575	91.7%
Insurance Brokerage	1,804	2,447	2,478	37.4%
Securities Brokerage	4,530	2,144	2,446	(46.0)%
Factoring	194	206	212	9.3%
Socofin	2,212	2,664	2,659	20.2%
Securization	93	24	23	(75.3)%
Promarket	0	0	0	-
Foreign Branches	739	602	406	(45.1)%
Trade Services	58	60	79	36.2%

Total Fees and
Income from Services	36,042	32,907	31,779	(11.8)%

Fees, net	36,678	34,934	34,425	(6.1)%
Other Services, net	(636)	(2,027)	(2,646)	316.0%

Total fees and income from services decreased by 11.8% amounting to Ch$31,779 million in 3Q06 down from Ch$36,042 million in 3Q05. This decline mainly responded to lower fee income accounted for by the Securities Brokerage subsidiary, to higher cobranding and sales force expenses and lower income related to assets received in lieu of payment (the three of them are registered by the Bank as other services expenses). Regarding fees derived from our core business, they performed well during the quarter, showing an improvement mainly in those related to credit cards, current accounts, debit cards, ATMs and cash management. This increase was principally fueled by enhanced customer base and product usage in the retail segment.

Lower fee income recorded by the Securities Brokerage company was largely the result of higher fees accounted for in 3Q05 related to its participation in stock offerings and to higher corporate advisory incomes derived from the investment banking unit. The decrease in these fees was partially offset by higher fee income attained by the Insurance Brokerage, Socofin and the Financial Advisory subsidiaries. Overall, the Bank’s subsidiaries accounted for 47.4% of total consolidated fees and income from services in 3Q06, a rise compared to the 44.1% reported in 3Q05.

As compared to the previous quarter, fees and income from services declined by 3.4% as a consequence of higher sales force and cobranding expenses, lower fee income associated to credits, lease contracts, foreign branches and mutual funds. On the other hand, the fee income registered by the Financial Advisory subsidiary showed a significant increase during 3Q06 which more than doubled the figure of the previous quarter. The Securities Brokerage company also posted an increase in fee income during 3Q06 principally related to stock transactions and asset management. In addition, fee income derived from credit cards and ATMs increased by 5.7% and 7.7%, respectively, during the current quarter.

GAINS (LOSSES) ON FINANCIAL INSTRUMENTS & NON-FORWARD DERIVATIVES, NET

(in millions of Chilean pesos)	3Q05	2Q06	3Q06	% Change
				3Q06/3Q05

Gains (losses) on financial instruments, net	63	(4,854)	5,400	-
Gains (losses) from non-forward derivatives contracts	1,212	925	(3,417)
Subtotal	1,275	(3,929)	1,983	55.5%
Gains (losses) from forward contracts	(16,375)	9,834	4,426	-

Gains from trading activities and derivatives
instruments, net	(15,100)	5,905	6,409	-

Results on financial instruments and non-forward foreign currency derivatives contracts for 3Q06 amounted to Ch$1,983 million, above the Ch$1,275 million reported in 3Q05 and the losses of Ch$3,929 million registered in 2Q06. The positive results attained during 3Q06 were mainly attributed to the decrease of approximately 30 basis points on both local and foreign long-term interest rates during the quarter, which positively affected the market value of Latin American sovereign bonds, Chilean Central Bank securities and mortgage finance bonds maintained by the Bank. On the contrary, during 3Q05 and 2Q06, the long-term interest rate raise adversely impacted on the value of the Bank’s investment portfolio during such quarters.

2006 Third Quarter Results

PROVISIONS FOR LOAN LOSSES

Provisions for loan losses amounted to Ch$9,204 million in 3Q06 above the Ch$7,185 million in 2Q06 and the Ch$4,783 million in 3Q05. This upward trend is consistent with the Bank’s loan portfolio expansion in higher-margin and higher risk portfolios and also with a less dynamic economic environment. As a result, provisions for loan losses have mainly increased in commercial and consumer loans. Accordingly, the Bank’s ratio of provisions for loan losses to average loans increased to 0.41% in 3Q06 compared to 0.33% in 2Q06 and 0.24% in 3Q05. However this figure remains below the system’s average of 0.83% for the current quarter.

As a result of better macroeconomic conditions prevailing since 2004, the Bank’s loan loss recoveries fell by 7.4% between 3Q06 and 3Q05, thus implying a drop in the ratio of recoveries to average loans ratio to 0.34% in 3Q06 from 0.42% posted in last year’s same quarter.

Allowances and Provisions

(in millions of Chilean pesos)	3Q05	2Q06	3Q06	% Change
				3Q06/3Q05

Allowances

Allow ances at the beginning of each period	146,396	144,476	144,421	(1.3)%
Price-level restatement	(2,099)	(2,091)	(2,002)	(4.6)%
Charge-off	(14,466)	(13,096)	(18,400)	27.2%
Provisions for loan losses established, net	12,994	15,132	16,808	29.4%
Allowances at the end of each period	142,825	144,421	140,827	(1.4)%

Provisions for loan losses

Provisions for loan losses established	(12,994)	(15,132)	(16,808)	29.4%
Loan loss recoveries	8,211	7,947	7,604	(7.4)%

Provisions for loan losses	(4,783)	(7,185)	(9,204)	92.4%

Ratios

Allowances for loan losses/ Total loans	1.80%	1.62%	1.54%
Provisions for loan losses / Avg. Loans	0.24%	0.33%	0.41%
Charge-offs / Avg. Loans	0.74%	0.60%	0.81%
Recoveries / Avg. Loans	0.42%	0.36%	0.34%

OTHER INCOME AND EXPENSES

Total Other Income and Expenses amounted to Ch$1,198 million during 3Q06 as compared to a negative Ch$1,202 in 3Q05. This change was due to a higher income from the sale of assets received in lieu of payment previously charged off and, to a lesser extent, to non-recurring earnings associated to credit cards and higher earnings participation in equity investment during 3Q06.

The drop in the other income and expenses line during 3Q06 as compared to the previous quarter, was mainly due to: (i) a non-recurring tax release in 2Q06 of approximately Ch$3,350 million originated from the recognition of a differential between the effective tax paid and what had been provisioned for during prior periods and (ii) higher provisions and lower income from the sale of assets received in lieu of payments previously charged off during 3Q06.

OPERATING EXPENSES

Total operating expenses in 3Q06 stood at Ch$76,432 million, an increase of 6.0% as compared to 3Q05. This higher level of operating expenses was directly related to the Bank’s commercial expansion which implied:

2006 Third Quarter Results

  An increase in the number of employees, most of them related to the new branches and commercial positions in the Bank’s Head quarters, which in turn, implied higher level of personnel salaries and expenses.

  Higher marketing and advertising expenses (which covers around 76% of the increase in administrative expenses) principally supporting new promotional campaigns and initiatives towards increasing market share in the retail segment.

  The strengthening of the Bank’s distribution network such as new branches and ATMs, thus increasing rental and depreciation expenses.

  Increase and improvement in the Bank’s transactional and operating capacity involving higher expenses mainly related to computers systems, software and new processes implementation and advisory services.

The Bank registered an improvement in operating leverage during 3Q06 as operating revenues growth of 8.8% exceeded operating expenses growth of 6.0%, resulting in a decrease of 130 basis points in the efficiency ratio from 52.2% in 3Q05 to 50.9% in 3Q06.

Operating expenses remained almost flat during 3Q06 as compared to the previous quarter, as higher expenses accounted for mainly by the Bank and, to a lesser extent, by its subsidiaries, were compensated for with lower advisory expenses in the Bank’s foreign branches. Higher operating expenses from the Bank and its subsidiaries were closely related to higher personnel salaries and expenses arising from the opening of new branches and, to some extent, from additional severance payments.

Operating Expenses

(in millions of Chilean pesos)	3Q05	2Q06	3Q06	% Change
				3Q06/3Q05

Personnel salaries and expenses	(37,219)	(38,933)	(39,391)	5.8%
Administrative and other expenses	(30,310)	(32,530)	(31,841)	5.1%
Depreciation and amortization	(4,545)	(4,846)	(5,200)	14.4%

Total operating expenses	(72,074)	(76,309)	(76,432)	6.0%

Efficiency Ratio*	52.2%	52.1%	50.9%	-

* Operating expenses/Operating revenues

LOSS (GAINS) FROM PRICE- LEVEL RESTATEMENT

Gains from price-level restatement increased to Ch$6,086 million in 3Q06 as compared to Ch$4,961 million during 3Q05, mainly as a consequence of: (i) a higher inflation rate used for adjustment purposes (1.4% in 3Q06 compared to 1.3% in 3Q05) and (ii) an increase in non-monetary liabilities, net, as a result of the partial capitalization of the 2005 net income.

INCOME TAX

In 3Q06, the Bank recorded a tax expense of Ch$7,156 million as compared to Ch$4,802 million in 3Q05, reflecting effective tax rates of 12.0% and 8.7%, in the respective periods. It is worth mentioning that tax expenses during 3Q06 included Ch$1,046 million of allowances to cover the impact of the treatment of derivatives as according to the new accounting regulations implemented in June 2006 in this line.

LOAN PORTFOLIO

As of September 30, 2006, the Bank’s loan portfolio, net of interbank loans, totaled Ch$9,082,237 million, posting an annual expansion of 15.1% and a quarterly growth of 2.0% . The annual growth has been a consequence of multiple factors such as: adjustments implemented to the commercial organizational structure, distribution network expansion, strengthening of the sales force, product and technology innovation, as well as effective advertising campaigns. In turn, both the retail and wholesale segments grew by approximately 16% during the last twelve-month period. Moreover, the lower-end consumer segment of Credichile and the small-medium companies have grown at a more rapid pace of 17.2% and 19.8%, respectively. In terms of number of debtors, during the last twelve months the Bank has experienced an increase of 15.4% totaling 582,390 as of September 2006.

The annual loan portfolio expansion was mainly driven by commercial, other outstanding, contingent and consumer loans. Commercial and contingent loans have been driven by the wholesale segment, the latter largely, concentrated in the financial services and construction sectors. The other outstanding loans increase was principally related to mortgage loans financed by the Bank’s general borrowings (which in turn more than compensated

2006 Third Quarter Results

the drop in mortgage loans financed with mortgage bonds) and, to a lesser extent, by the growth of factoring contracts. The consumer loans growth was attributable to an annual increase of 28% in credit cards, 21% in lines of credit and 17% in installment loans.

The quarterly loan growth was largely the result of loan expansion in the retail sector which grew by approximately 4.7% as compared to a 1.6% in the wholesale segment. In terms of types of loans, this expansion was principally driven by mortgage loans financed by the Bank’s general borrowings, consumer and commercial loans. It is worth mentioning that during the current quarter the Bank launched aggressive campaigns offering new mortgage and consumer loans with different maturity terms tailored to the customers’ needs. In addition, the Bank continued with its expansion efforts in higher yield products such as factoring and lease contracts which once again increased during the quarter by around 2%. These increases were partially lessened by the contraction experienced by contingent loans mainly related to the financial services sector and by mortgage loans financed by mortgage bonds.

Loan Portfolio

(in millions of Chilean pesos)	Sep-05	June-06	Sep-06	% Change 12 - months	% Change 3Q06/2Q06

Commercial Loans	3,317,465	3,716,237	3,798,837	14.5%	2.2%
Mortgage Loans [1]	714,537	631,957	616,570	(13.7)%	(2.4)%
Consumer Loans	824,182	969,897	1,019,870	23.7%	5.2%
Foreign trade Loans	647,746	687,363	702,435	8.4%	2.2%
Contingent Loans	635,830	907,813	851,089	33.9%	(6.2)%
Others Outstanding Loans [2]	1,233,477	1,441,200	1,532,951	24.3%	6.4%
Leasing Contracts	436,476	485,027	494,938	13.4%	2.0%
Past-due Loans	78,842	67,057	65,547	(16.9)%	(2.3)%
Total Loans, net	7,888,555	8,906,551	9,082,237	15.1%	2.0%
Interbank Loans	41,173	0	69,020	67.6%	-

Total Loans	7,929,728	8,906,551	9,151,257	15.4%	2.7%

[1] Mortgage loans financed by mortgage bonds.
[2] Includes mortgage loans financed by the Bank’s general borrowings and factoring contracts.

Past Due Loans

(in millions o f Chilean pesos)	Sep-05	June-06	Sep-06	% Change 12 - months	% Change 2Q06 / 1Q06

Commercial loans	61,204	51,883	50,038	(18.2)%	(3.6)%
Consumer loans	3,702	4,233	5,019	35.6%	18.6%
Residential mortgage loans	13,936	10,941	10,490	(24.7)%	(4.1)%

Total Past Due Loans	78,842	67,057	65,547	(16.9)%	(2.3)%

Past due loans amounted to Ch$65,547 million as of September 30, 2006, showing once again a quarterly decline, mainly driven by commercial and residential mortgage loans. Consequently, the past due loan to total loan ratio improved to 0.72% in 3Q06 from 0.75% in 2Q06 and 0.99% in 3Q05, while allowances for loan losses to past due loans remained stable at 215%.

The quarterly decrease in past due loans was mainly related to payments and charged-off of certain commercial loans associated to the financial sector.

2006 Third Quarter Results

FUNDING

Total liabilities totaled Ch$11,094,695 million as of September 2006, an 11.6% increase compared to a year ago, as a consequence of a 13.7% expansion in interest bearing liabilities and a 7.2% growth in non-interest bearing liabilities.

Other liabilities, mainly related to contingent liabilities (stand by letters of credit) and current accounts were the main drivers of the annual increase in non-interest bearing liabilities. Current accounts continued to increase, despite the rise in the monetary policy short-term reference interest rate during the last year, as a consequence of the Bank’s focus on continually expanding this source of funding. In turn, current account holders have grown by 9.3% during the last twelve months. The increases in these line items of non-interest bearing liabilities more than offset the decline in bankers drafts and other deposits. As we have mentioned in previous releases, the decline in bankers drafts were mainly related to the new on-line high value payment clearing system which became operational in 4Q05 through the new Combanc affiliate (Sociedad Operadora de la Cámara de Pagos de Alto Valor S.A.), thus implying a decrease in the balance of bankers drafts and at the same time a decrease in the cash item in process of collection on the asset side.

The annual growth of 13.7% in the interest bearing liabilities was mostly caused by a significant increase in time deposits and, to a lesser extent, by an increase in subordinated and other bonds. During 2Q06 the Bank issued subordinated bonds, in the international market for U$200 million, while in the current quarter the Bank issued other bonds for a total amount of UF5 million (US$171 million) in the local market. These increases more than offset the decline in foreign borrowings, borrowings from domestic financial institutions and mortgage finance bonds, in line with the contraction of mortgage loans. The decrease in foreign borrowings mainly responded to the prepayment of a syndicated loan made by the Bank during 2Q06 and to the substitution of these liabilities for less expensive funds such as time deposits which are later linked to foreign currency through the use of derivatives instruments.

The 1.6% quarterly increase in total liabilities mainly reflected the aforementioned increases in current accounts, contingent liabilities, time deposits and other bonds.

Funding

(in millions of Chilean pesos)	Sep-05	June-06	Sep-06	% Change 12 - months	% Change 3Q06 / 2Q06

Non-interest Bearing Liabilities
Current Accounts	1,480,406	1,596,628	1,657,597	12.0%	3.8%
Bankers drafts and other deposits	689,531	501,917	491,754	(28.7)%	(2.0)%
Derivatives intruments	31,429	65,223	55,983	78.1%	(14.2)%
Other Liabilities	1,004,140	1,156,953	1,232,293	22.7%	6.5%
Total	3,205,506	3,320,721	3,437,627	7.2%	3.5%
Interest Bearing Liabilities
Savings & Time Deposits	4,369,842	5,410,857	5,591,799	28.0%	3.3%
Central Bank Borrow ings	1,597	1,272	949	(40.6)%	(25.4)%
Repurchase agreements	250,913	268,436	234,456	(6.6)%	(12.7)%
Mortgage Finance Bonds	613,757	521,838	504,994	(17.7)%	(3.2)%
Subordinated Bonds	316,213	414,790	413,967	30.9%	(0.2)%
Other Bonds	330,271	330,594	455,983	38.1%	37.9%
Borrow ings from Domestic Financ. Inst.	154,435	124,114	58,739	(62.0)%	(52.7)%
Foreign Borrow ings	646,611	479,112	340,229	(47.4)%	(29.0)%
Other Obligations	51,881	45,577	55,952	7.8%	22.8%
Total	6,735,520	7,596,590	7,657,068	13.7%	0.8%

Total Liabilities	9,941,026	10,917,311	11,094,695	11.6%	1.6%

2006 Third Quarter Results

FINANCIAL INVESTMENTS

As of September 30, 2006, the Bank’s financial investments totaled Ch$1,278,299 million, a 2.4% and 0.6% annual and quarterly increase, respectively. The Investment portfolio slightly grew as compared to June 2006, in response to an increase of short-term investments in Fed Funds accounted for by the Bank’s foreign branches as trading securities. As of September 2006, the Bank continued to have 97% of its investment portfolio classified as trading securities out of which 48% are central bank securities, 24% investments in foreign countries and 17% investments in local financial institutions.

On September 30, 2006, the investment portfolio was allocated as follows:

SHAREHOLDERS’ EQUITY

As of September 30, 2006, the Bank’s Shareholders’ Equity totaled Ch$794,824 million (US$1,477 million), growing 4.8% as compared to 3Q05, mainly due to an increase in capital and reserves and, to a lesser extent, to a 4.2% expansion in the accumulated net income.

The growth in capital and reserves was related to both the capitalization of Ch$30,984 million of the 2005 net income; and, to the application of the new accounting rules which implied an increase of Ch$960 million additional reserves during 2Q06.

As of September 30, 2006, on a consolidated basis, Basic Capital to Total Assets stood at 5.35% while Total Capital to Risk-Adjusted Assets (BIS ratio) posted 11.4%, both ratios above the minimum requirements applicable to Banco de Chile of 3% and 10%, respectively.

2006 Third Quarter Results

BANCO DE CHILE CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2006 and millions of US dollars (MUS$))

		Quarters			% Change			Year ended			% Change

	3Q05	2Q06	3Q06	3Q06	3Q06-3Q05	3Q06-2Q06	Sep.05	Dec.05	Sep.06	Sep.06	Sep.06-Sep.05
	MCh$	MCh$	MCh$	MUS$			MCh$	MCh$	MCh$	MUS$

Interest revenue and expense
Interest revenue	191,244	227,966	234,268	435.3	22.5%	2.8%	496,789	700,519	605,630	1,125.2	21.9%
Interest expense	(90,125)	(113,035)	(123,112)	(228.7)	36.6%	8.9%	(218,994)	(317,917)	(293,083)	(544.5)	33.8%
Net interest revenue	101,119	114,931	111,156	206.6	9.9%	(3.3) %	277,795	382,602	312,547	580.7	12.5%

Income from services, net
Income from fees and other services	48,700	47,560	46,877	87.1	(3.7) %	(1.4) %	137,313	188,413	138,674	257.7	1.0%
Other services expenses	(12,658)	(14,653)	(15,098)	(28.1)	19.3%	3.0%	(33,708)	(47,569)	(42,481)	(78.9)	26.0%
Income from services, net	36,042	32,907	31,779	59.0	(11.8) %	(3.4) %	103,605	140,844	96,193	178.8	(7.2) %

Other operating income, net
Gains from trading activities and derivatives instruments, net	(15,100)	5,905	6,409	11.9	n/a	8.5%	(1,172)	(16,283)	25,079	46.6	n/a
Foreign exchange transactions, net	15,901	(7,380)	783	1.5	(95.1) %	n/a	12,679	24,249	(13,059)	(24.3)	n/a
Total other operating income, net	801	(1,475)	7,192	13.4	797.9%	n/a	11,507	7,966	12,020	22.3	4.5%

Operating Revenues	137,962	146,363	150,127	279.0	8.8%	2.6%	392,907	531,412	420,760	781.8	7.1%

Provisions for loan losses	(4,783)	(7,185)	(9,204)	(17.1)	92.4%	28.1%	(12,344)	(22,579)	(22,923)	(42.6)	85.7%

Other income and expenses
Non-operating income	2,043	7,538	4,154	7.7	103.3%	(44.9) %	5,451	8,055	13,901	25.7	155.0%
Non-operating expenses	(3,319)	(2,851)	(3,215)	(6.0)	(3.1) %	12.8%	(9,000)	(15,307)	(8,847)	(16.4)	(1.7) %
Participation in earnings of equity investments	74	478	259	0.5	250.0%	(45.8) %	512	698	977	1.8	90.8%
Total other income and expenses	(1,202)	5,165	1,198	2.2	n/a	(76.8) %	(3,037)	(6,554)	6,031	11.1	n/a

Operating expenses
Personnel salaries and expenses	(37,219)	(38,933)	(39,391)	(73.2)	5.8%	1.2%	(113,590)	(154,381)	(116,053)	(215.6)	2.2%
Administrative and other expenses	(30,310)	(32,530)	(31,841)	(59.2)	5.1%	(2.1) %	(81,004)	(111,649)	(91,869)	(170.7)	13.4%
Depreciation and amortization	(4,545)	(4,846)	(5,200)	(9.7)	14.4%	7.3%	(13,178)	(17,345)	(14,344)	(26.7)	8.8%
Total operating expenses	(72,074)	(76,309)	(76,432)	(142.1)	6.0%	0.2%	(207,772)	(283,375)	(222,266)	(413.0)	7.0%

Loss from price-level restatement	(4,961)	(6,022)	(6,086)	(11.3)	22.7%	1.1%	(7,064)	(11,736)	(10,359)	(19.2)	46.6%

Income before income taxes	54,942	62,012	59,603	110.7	8.5%	(3.9) %	162,690	207,168	171,243	318.1	5.3%

Income taxes	(4,802)	(5,951)	(7,156)	(13.3)	49.0%	20.2%	(15,916)	(21,926)	(18,374)	(34.1)	15.4%

Net income	50,140	56,061	52,447	97.4	4.6%	(6.4) %	146,774	185,242	152,869	284.0	4.2%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of September 30, 2006, unless otherwise stated. Therefore, all growth rates are in real terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$538.22 for US$1.00 as of September 30, 2006. Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2006 Third Quarter Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2006 and millions of U S dollars (MUS$))

ASSET S	Dec 04 MCh$	Sep 05 MCh$	Dec 05 MCh$	Jun 06 MCh$	Sep 06 MCh$	Sep 06 MUS$	% Change

							Sep 06-Sep 05	Sep 06-Dec 05	Sep 06-Jun 06

Cash and due from banks
Non-interest bearing	573,041	920,820	654,569	913,300	734,362	1,364.4	(20.2% )	12.2%	(19.6% )
Interbank deposits-interest bearing	372,705	89,468	21,222	103,216	201,264	373.9	125.0%	848.4%	95.0%
Total cash and due from banks	945,746	1,010,288	675,791	1,016,516	935,626	1,738.3	(7.4%)	38.4%	(8.0%)

Investments purchased under agreements to resell	27,939	52,246	47,862	64,878	31,923	59.3	(38.9%)	(33.3%)	(50.8%)

Financial investments
Trading securities	1,625,450	1,210,140	1,373,948	1,228,058	1,238,416	2,300.9	2.3%	(9.9% )	0.8%
Available for sale	29,008	21,911	24,126	26,611	23,968	44.5	9.4%	(0.7% )	(9.9% )
Held to maturity	17,858	16,458	15,800	16,628	15,915	29.6	(3.3% )	0.7%	(4.3% )
Total financial investments	1,672,316	1,248,509	1,413,874	1,271,297	1,278,299	2,375.0	2.4%	(9.6%)	0.6%

Loans, Net
Commercial loans	3,044,773	3,317,465	3,598,675	3,716,237	3,798,837	7,058.1	14.5%	5.6%	2.2%
Consumer loans	734,677	824,182	885,748	969,897	1,019,870	1,894.9	23.7%	15.1%	5.2%
Mortgage loans	870,633	714,537	687,106	631,957	616,570	1,145.6	(13.7% )	(10.3% )	(2.4% )
Foreign trade loans	636,132	647,746	564,539	687,363	702,435	1,305.1	8.4%	24.4%	2.2%
Interbank loans	16,139	41,173	25,637	0	69,020	128.2	67.6%	169.2%	n/a
Lease contracts	365,138	436,476	466,175	485,027	494,938	919.6	13.4%	6.2%	2.0%
Other outstanding loans	994,195	1,233,477	1,368,396	1,441,200	1,532,951	2,848.2	24.3%	12.0%	6.4%
Past due loans	89,927	78,842	73,133	67,057	65,547	121.8	(16.9% )	(10.4% )	(2.3% )
Contingent loans	563,764	635,830	741,663	907,813	851,089	1,581.3	33.9%	14.8%	(6.2% )
Total loans	7,315,378	7,929,728	8,411,072	8,906,551	9,151,257	17,002.8	15.4%	8.8%	2.7%
Allow ance	(163,301)	(142,825)	(144,837)	(144,421)	(140,827)	(261.7)	(1.4% )	(2.8% )	(2.5% )
Total loans, net	7,152,077	7,786,903	8,266,235	8,762,130	9,010,430	16,741.1	15.7%	9.0%	2.8%

Derivative instruments	0	0	0	59,966	46,250	85.9	n/a	n/a	n/a

Other assets
Assets received in lieu of pay ment, net	17,128	13,659	10,711	9,229	12,197	22.7	(10.7% )	13.9%	32.2%
Bank premises and equipment	140,882	143,397	146,011	147,906	150,714	280.0	5.1%	3.2%	1.9%
Investments in other companies	5,747	7,402	7,339	7,530	7,736	14.4	4.5%	5.4%	2.7%
Other	284,653	436,882	392,257	322,367	416,345	773.6	(4.7% )	6.1%	29.2%
Total other assets	448,410	601,340	556,318	487,032	586,992	1,090.7	(2.4%)	5.5%	20.5%

Total assets	10,246,488	10,699,286	10,960,080	11,661,819	11,889,520	22,090.3	11.1%	8.5%	2.0%

2006 Third Quarter Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2006 and millions of US dollars (MUS$))

LIABILIT IES & SHAREHOLDERS' EQUIT Y	Dec 04 MCh$	Sep 05 MCh$	Dec 05 MCh$	Jun 06 MCh$	Sep 06 MCh$	Sep-06 MUS$		% Change

							Sep 06-Sep 05	Sep 06-Dec 05	Sep 06-Jun 06

Deposits
Current accounts	1,512,750	1,480,406	1,554,124	1,596,628	1,657,597	3,079.8	12.0%	6.7%	3.8%
Bankers drafts and other deposits	741,054	689,531	496,629	501,917	491,754	913.7	(28.7% )	(1.0% )	(2.0% )
Saving accounts and time deposits	3,890,464	4,369,842	4,728,584	5,410,857	5,591,799	10,389.4	28.0%	18.3%	3.3%
Total deposits	6,144,268	6,539,779	6,779,337	7,509,402	7,741,150	14,382.9	18.4%	14.2%	3.1%

Borrowings
Central Bank borrow ings	116,355	1,597	1,442	1,272	949	1.8	(40.6% )	(34.2% )	(25.4% )
Securities sold under agreements to repurchase	370,694	250,913	277,519	268,436	234,456	435.6	(6.6% )	(15.5% )	(12.7% )
Mortgage finance bonds	837,720	613,757	570,417	521,838	504,994	938.3	(17.7% )	(11.5% )	(3.2% )
Other bonds	192,751	330,271	332,822	330,594	455,983	847.2	38.1%	37.0%	37.9%
Subordinated bonds	282,788	316,213	312,916	414,790	413,967	769.1	30.9%	32.3%	(0.2% )
Borrowings from domestic financial institutions	28,033	154,435	92,414	124,114	58,739	109.1	(62.0% )	(36.4% )	(52.7% )
Foreign borrow ings	632,412	646,611	678,030	479,112	340,229	632.1	(47.4% )	(49.8% )	(29.0% )
Other obligations	47,623	51,881	34,587	45,577	55,952	104.0	7.8%	61.8%	22.8%
Total borrowings	2,508,376	2,365,678	2,300,147	2,185,733	2,065,269	3,837.2	(12.7%)	(10.2%)	(5.5%)

Derivative instruments	47,340	31,429	61,517	65,223	55,983	104.0	78.1%	(9.0%)	(14.2%)

Other liabilities
Contingent liabilities	565,113	635,867	742,005	909,508	850,859	1,580.9	33.8%	14.7%	(6.4% )
Other	265,103	368,273	282,588	247,445	381,434	708.6	3.6%	35.0%	54.1%
Total other liabilities	830,216	1,004,140	1,024,593	1,156,953	1,232,293	2,289.5	22.7%	20.3%	6.5%

Minority interest in consolidated subsidiaries	1	1	1	1	1	0.0	0.0%	0.0%	0.0%

Shareholders' equity
Capital and Reserves	554,211	611,485	609,243	642,679	641,955	1,192.7	5.0%	5.4%	(0.1% )
Net income for the year	162,076	146,774	185,242	101,828	152,869	284.0	4.2%	(17.5% )	50.1%
Total shareholders' equity	716,287	758,259	794,485	744,507	794,824	1,476.7	4.8%	0.0%	6.8%

Total liabilities & shareholders' equity	10,246,488	10,699,286	10,960,080	11,661,819	11,889,520	22,090.3	11.1%	8.5%	2.0%

2006 Third Quarter Results

BANCO DE CHILE SELECTED CONSOLIDATED FINANCIAL INFORMATION

		Quarters		Year ended

	3Q05	2Q06	3Q06	Sep.05	Dec.05	Sep.06

Earnings per Share
Net income per Share (Ch$) (1)	0.74	0.81	0.77	2.16	2.72	2.25
Net income per ADS (Ch$) (1)	441.89	487.22	462.23	1,293.55	1,632.57	1,347.26
Net income per ADS (US$) (2)	0.83	0.89	0.86	2.42	3.17	2.50
Book v alue per Share (Ch$) (1)	11.14	10.79	11.67	11.14	11.67	11.67
Shares outstanding (Millions)	68,080	69,038	68,080	68,080	68,080	68,080

Profitability Ratios (3)(4)
Net Interest Margin	4.27%	4.50%	4.28%	3.95%	4.10%	4.15%
Net Financial Margin	4.25%	4.60%	4.48%	4.01%	4.15%	4.28%
Fees / Av g. Interest Earnings Assets	1.52%	1.29%	1.22%	1.47%	1.51%	1.28%
Other Operating Rev enues / Av g. Interest Earnings Assets	0.03%	-0.06%	0.28%	0.16%	0.09%	0.16%
Operating Rev enues / Av g. Interest Earnings Assets	5.83%	5.73%	5.78%	5.59%	5.69%	5.59%
Return on Av erage Total Assets	1.86%	1.93%	1.79%	1.85%	1.75%	1.80%
Return on Av erage Shareholders' Equity	28.16%	31.16%	26.92%	29.06%	26.66%	26.83%

Capital Ratios
Shareholders Equity / Total Assets	7.09%	6.38%	6.69%	7.09%	7.25%	6.69%
Basic capital / total assets	5.68%	5.46%	5.35%	5.68%	5.52%	5.35%
Basic Capital / Risk-Adjusted Assets	7.98%	7.41%	7.24%	7.98%	7.49%	7.24%
Total Capital / Risk-Adjusted Assets	11.97%	11.71%	11.45%	11.97%	11.23%	11.45%

Credit Quality Ratios
Past Due Loans / Total Loans	0.99%	0.75%	0.72%	0.99%	0.87%	0.72%
Allow ance for loan losses / past due loans	181.15%	215.37%	214.85%	181.15%	198.05%	214.85%
Allow ance for Loans Losses / Total Loans	1.80%	1.62%	1.54%	1.80%	1.72%	1.54%
Prov ision for Loan Losses / Av g.Loans (4)	0.24%	0.33%	0.41%	0.22%	0.29%	0.35%

Operating and Productivity Ratios
Operating Ex penses / Operating Rev enue	52.24%	52.14%	50.91%	52.88%	53.32%	52.82%
Operating Ex penses / Av erage Total Assets (3)	2.67%	2.63%	2.60%	2.62%	2.68%	2.61%
Loans per employ ee (million Ch$) (1)	801	839	834	801	828	834

Average Balance Sheet Data (1)(3)
Av g. Interest Earnings Assets (million Ch$)	9,462,844	10,212,455	10,381,775	9,367,010	9,341,248	10,033,591
Av g. Assets (million Ch$)	10,801,845	11,594,102	11,743,250	10,570,284	10,583,657	11,340,914
Av g. Shareholders Equity (million Ch$)	712,189	719,647	779,274	673,472	694,722	759,642
Av g. Loans (million Ch$)	7,863,497	8,776,095	9,040,322	7,651,972	7,708,502	8,683,156
Av g. Interest Bearing Liabilities (million Ch$)	6,800,585	7,552,603	7,643,622	6,625,035	6,643,925	7,352,406

Other Data
Inflation Rate	1.91%	1.48%	0.83%	3.76%	3.66%	2.91%
Ex change rate (Ch$)	533.69	547.31	538.22	533.69	514.21	538.22
Employ ees	9,896	10,618	10,978	9,896	10,159	10,978

Notes

(1)	These figures w ere ex pressed in constant Chilean pesos as of September 30, 2006.
(2)	These figures w ere calculated considering the nominal net income, the shares outstanding and the ex change rates ex isting at the end of each period.
(3)	The ratios w ere calculated as an av erage of daily balances.
(4)	Annualized data.

2006 Third Quarter Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
  unexpected developments in certain existing litigation;
  increased costs;
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006

Banco de Chile

/S/ Julio Guzman H.
By: Julio Guzman H. Acting General Manager